SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
PRESS RELEASE
FINANCIAL STATEMENTS

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: April 27, 2004	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

Release: Immediate, April 27, 2004

CANADIAN PACIFIC RAILWAY CLOSES FIRST QUARTER WITH STRONG MOMENTUM

•	Operating income, excluding impact of foreign exchange, up 9%

•	Freight volumes up 11%, despite weather-related service disruptions

•	Strong finish provides momentum into second quarter

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) reported a decline in net income to $24 million in the three-month period ended March 31, 2004, from $102 million in the same period of 2003. On the same basis, diluted earnings per share (EPS) were $0.15, compared with $0.64. The railway said the $78-million decrease in net income was due to a net loss of $14 million in foreign exchange on long-term debt in the first quarter of 2004, compared with a net gain of $64 million in the same period a year earlier.

On an ongoing basis, CPR’s results improved operationally throughout the first quarter of 2004. Excluding foreign exchange gains and losses on long-term debt, net income of $38 million (non-GAAP) and EPS of $0.24 (non-GAAP) in first-quarter 2004 were slightly ahead of $37 million and $0.23 in first-quarter 2003. This was achieved despite disruptions caused by severe weather and a major avalanche in January.

Rob Ritchie, President and Chief Executive Officer, said: “The worst avalanche in eight years and severe weather early in the quarter hit us hard in our western corridors over a two-week period. With heavy freight volumes fully consuming available capacity, there was no opportunity to recover the lost volumes in the quarter. This took approximately $25 million out of operating income and cost us about $0.10 on EPS. However, we staged a comeback that saw our railway running more efficiently than ever, and exited the quarter with very strong business fundamentals. In March, compared with February, overall business (revenue ton-miles of freight) increased sharply by 17 per cent, and average train weight climbed 5 per cent. This momentum has carried into the second quarter.”

CPR’s operating income in the first quarter of 2004 was $116 million, compared with $118 million in the same period of 2003. Its operating ratio for the three-month period was 86.9 per cent, compared with 86.6 per cent. The Canadian dollar’s 16 per cent year-over-year gain against the U.S. dollar had a substantial negative impact on operating income in the first quarter of 2004, compared with first-quarter 2003.

Fluctuations in the value of the Canadian dollar affect CPR’s results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Operating income is also reduced because more revenues than expenses are generated in U.S. dollars. In the first quarter, revenues were reduced by approximately $59 million, operating expenses by approximately $46 million, and operating income by approximately $13 million. After-tax income, excluding foreign exchange on long-term debt, was reduced by $4 million, or $0.02 per fully diluted share.

Total revenues in the first quarter of 2004 were $887 million, compared with $879 million in the same period a year earlier. Revenues in CPR’s bulk commodity sector increased $19 million, or 5 per cent over revenues in first-quarter 2003 as a result of strong demand from Pacific Rim countries for raw materials. Intermodal revenue increased $27 million, or 12 per cent, reflecting higher volumes at the ports of Vancouver and Montreal and a temporary market shift caused by a month-long strike at CN. In the merchandise sector, which includes forest and industrial products and automotive, revenues declined $27 million, or 10 per cent, largely due to the stronger Canadian dollar.

Operating expenses were $771 million in the first quarter of 2004, compared with $761 million in the same period of 2003. Compensation and benefits expense increased 8 per cent over first-quarter 2003. The increase was driven by hiring to handle the 11-per-cent volume growth, higher pension costs and inflation. These higher costs were partially offset by the beneficial impact of foreign exchange and cost containment measures, including job reductions as CPR continued to meet targets announced in June 2003. Depreciation and amortization expense increased 10 per cent, reflecting CPR’s investments in new assets and depreciation rate revisions. Although higher freight volumes and fuel prices drove up fuel expense, the increase was more than offset by improved fuel efficiency and foreign exchange rates. Materials, equipment rents and purchased services declined by 6 per cent.

Excluding foreign exchange gains and losses on long-term debt, CPR’s effective income tax rate rose to 34 per cent in first-quarter 2004, compared with 32 per cent in the same period of 2003. The increase was largely due to the government of Ontario’s repeal of previously announced future income tax rate reductions.

Outlook

“There has been a dramatic surge in demand across most of CPR’s lines of business and we are working with our customers to assess the sustainability of this new level of demand,” Mr. Ritchie said. “Our short-term response is to hire crews for trains, increase the number and productivity of freight cars and bring on 41 high-performance locomotives in the second quarter of 2004 and another 25 in the fourth quarter. We are continuing to drive improved efficiency into our intermodal trains through changes to our integrated operating plan. Despite these measures, we expect capacity in some areas of CPR’s network to remain tight in the medium term, particularly for bulk and intermodal traffic on our western corridors. In addition, current market conditions are favourable for CPR to deliver price increases.”

Should the currency environment remain unchanged, the year-over-year impact of foreign exchange on quarterly financial results is expected to ease beginning in the second quarter. Given revised 2004 assumptions of an average exchange rate of $1.33 per U.S. dollar (US$0.75) and a grain crop approaching normal production, CPR expects 2004 revenues to grow in the range of 4 per cent to 6 per cent over 2003. Assuming an average West Texas Intermediate oil price of US$33 per barrel and factoring in the impact of the previously reported change in tax rates in the province of Ontario, CPR is now targeting diluted EPS growth in 2004, excluding foreign exchange gains and losses on long-term debt, of 5 per cent to 10 per cent over restated and adjusted EPS of $2.07 in 2003.

RESTATEMENT OF COMPARATIVE FIGURES FOR 2003

Comparative figures for prior periods have been restated (see appendix) for retroactively applied accounting changes. The changes relate to the implementation of new accounting rules under

Canadian Generally Accepted Accounting Principles (GAAP) for asset retirement obligations introduced in the first quarter of 2004 and for the expensing of stock options introduced in the fourth quarter of 2003. The combined impact of the changes is a decrease of $0.4 million in net income, or $0.01 in basic EPS previously reported for the first quarter of 2003. Notes 2, 6 and 9 to the financial statements further describe the impact of the accounting changes.

FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT

In the first quarter of 2004, CPR had a foreign exchange loss on long-term debt of $13 million ($14 million after tax), compared with a gain of $71 million ($64 million after tax) in the same period of 2003.

PRESENTATION OF NON-GAAP EARNINGS

CPR presents non-GAAP operating earnings to provide a basis for evaluating underlying earnings trends that can be compared with the prior period’s results. Non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term and are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile, short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.

It should be noted that CPR’s operating earnings, excluding foreign exchange gains and losses on long-term debt, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Note on Forward-Looking Statements

This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
Cell: (403) 650-2748	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended March 31
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)
Revenues
Freight	$853.7	$834.9
Other	32.9	43.9

	886.6	878.8
Operating expenses
Compensation and benefits	309.0	286.9
Fuel	99.7	105.6
Materials	53.8	50.3
Equipment rents	58.6	66.9
Depreciation and amortization	99.6	90.7
Purchased services and other	149.9	160.5

	770.6	760.9

Operating income	116.0	117.9

Other charges (Note 3)	4.6	4.5
Foreign exchange losses (gains) on long-term debt	13.3	(70.8)
Interest expense (Note 4)	54.0	58.3
Income tax expense	20.6	24.0

Net income	$23.5	$101.9

Basic earnings per share (Note 8)	$0.15	$0.64

Diluted earnings per share (Note 8)	$0.15	$0.64

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	March 31	December 31
	2004	2003
		Restated – Note 2
	(unaudited)	(audited)
Assets
Current assets
Cash and short-term investments	$260.8	$134.7
Accounts receivable	435.8	395.7
Materials and supplies	135.3	106.4
Future income taxes	87.2	87.4

	919.1	724.2

Investments	108.2	105.6
Net properties	8,302.3	8,219.6
Other assets and deferred charges	911.1	907.3

Total assets	$10,240.7	$9,956.7

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$946.3	$907.0
Income and other taxes payable	21.7	13.5
Dividends payable	20.2	20.2
Long-term debt maturing within one year (Note 7)	16.8	13.9

	1,005.0	954.6

Deferred liabilities	711.6	702.8
Long-term debt (Note 7)	3,555.2	3,348.9
Future income taxes	1,306.2	1,295.8

Shareholders’ equity
Share capital	1,118.5	1,118.1
Contributed surplus	296.0	294.6
Foreign currency translation adjustments	91.0	88.0
Retained income	2,157.2	2,153.9

	3,662.7	3,654.6

Total liabilities and shareholders’ equity	$10,240.7	$9,956.7

Commitments and contingencies (Note 10). See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended March 31
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)
Operating activities
Net income	$23.5	$101.9
Add (deduct) items not affecting cash:
Depreciation and amortization	99.6	90.7
Future income taxes	16.0	21.3
Foreign exchange losses (gains) on long-term debt	13.3	(70.8)
Amortization of deferred charges	6.3	5.4

	158.7	148.5

Restructuring payments	(18.5)	(22.1)
Other operating activities, net	(22.4)	(27.7)
Change in non-cash working capital balances related to operations	(15.2)	(45.0)

Cash provided by operating activities	102.6	53.7

Investing activities
Additions to properties	(140.1)	(182.3)
Other investments	(1.5)	0.9
Net proceeds from disposal of transportation properties	2.8	1.3

Cash used in investing activities	(138.8)	(180.1)

Financing activities
Dividends paid	(20.2)	(20.2)
Issuance of shares	0.4	—
Issuance of long-term debt (Note 7)	193.7	371.0
Repayment of long-term debt	(11.6)	(3.6)

Cash provided by financing activities	162.3	347.2

Cash position
Increase in net cash	126.1	220.8
Net cash at beginning of period	134.7	284.9

Net cash at end of period	$260.8	$505.7

Net cash is defined as:
Cash and short-term investments	$260.8	$505.7

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the three months
	ended March 31
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)
Balance, January 1, as previously reported	$2,174.8	$1,856.9
Adjustment for change in accounting policy (Note 2)	(20.9)	(23.5)

Balance, January 1, as restated	2,153.9	1,833.4
Net income for the period	23.5	101.9
Dividends	(20.2)	(20.2)

Balance, March 31	$2,157.2	$1,915.1

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2003 annual consolidated financial statements, except as discussed in Note 2, and should be read in conjunction with the annual consolidated financial statements.

2	New accounting policies

Hedging transactions
Effective January 1, 2004, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13 (“AcG 13”) “Hedging Relationships.” AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also establishes conditions for applying, and the discontinuance of, hedge accounting and hedge effectiveness testing requirements. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that hedges are effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative financial instruments that fail to meet the hedging criteria will be accounted for in accordance with Emerging Issues Committee (“EIC”)-128 “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.” These instruments will be recorded on the Consolidated Balance Sheet at fair value and changes in fair value will be recognized in income in the period in which the change occurs.

In connection with the implementation of AcG 13, the Company considered its hedging relationships at January 1, 2004, and determined that its cross-currency interest rate swap agreements, with a notional amount of CDN$105 million, at December 31, 2003, no longer qualified for hedge accounting for Canadian Generally Accepted Accounting Principles (“GAAP”) purposes. At January 1, 2004, an unrealized gain of $2.2 million was recorded in “Other Assets and Deferred Charges” in the Consolidated Balance Sheet, and is being recognized in income currently, and in the future, over the term of the originally designated hedged item.

Beginning January 1, 2004, derivative instruments that don’t qualify as hedges and those not designated as hedges are being carried on the Consolidated Balance Sheet at fair value and will result in gains and losses being recorded on the Statement of Consolidated Income. The earnings impact of these non-hedging derivative instruments was a $4.6-million pre-tax gain and has been reported as “Gain on non-hedging derivative instruments” in “Other Charges” (see Note 3).

Asset retirement obligations
Effective January 1, 2004, the Company adopted retroactively with restatement the CICA Handbook Section 3110, “Asset Retirement Obligations,” to replace the current guidance on future removal costs included in the CICA Accounting Standard 3061 “Property, Plant and Equipment.” The new standard requires recognition of a liability at its fair value for any legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense on a systematic and rational basis. The standard does not allow the Company’s prior practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when they are not legal obligations.

The result of this restatement was to reduce retained earnings on January 1, 2003, by $23.5 million and future income tax liability by $8.1 million and increase properties by $3.4 million, deferred liabilities by $29.7 million, and foreign currency translation adjustment by $5.3 million. There was no effect on net income or earnings per share in the first quarter of 2003.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(unaudited)

2	New accounting policies (continued)

Stock-based compensation
In the fourth quarter of 2003, CPR adopted the fair value-based approach of the CICA’s Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments.” The Company adopted the new accounting rules effective January 1, 2003, on a prospective basis for options issued for years beginning in 2003. For the three months ended March 31, 2003, “Compensation and Benefits” expense was increased by $0.4 million. The adoption caused a $0.01 reduction in basic earnings per share in the first quarter of 2003.

3	Other charges

	For the three months
	ended March 31
(in millions)	2004	2003

Amortization of discount on accruals recorded at present value	$4.9	$5.3
Other exchange losses (gains)	2.5	(2.3)
Charges on sale of accounts receivable	0.9	1.0
Gain on non-hedging derivative instruments	(4.6)	–
Other	0.9	0.5

Total other charges	$4.6	$4.5

4	Interest expense

	For the three months
	ended March 31
(in millions)	2004	2003

Interest expense	$55.2	$59.6
Interest income	(1.2)	(1.3)

Total interest expense	$54.0	$58.3

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(unaudited)

5	Restructuring and environmental remediation

At March 31, 2004, the provision for restructuring and environmental remediation was $449.5 million (December 31, 2003 – $462.2 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:

Three months ended March 31, 2004

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	Jan. 1			Amortization	Exchange	Mar. 31
	2004	Accrued	Payments	of Discount	Impact	2004

Labour liability for termination plans	$358.2	–	(16.7)	4.4	0.9	$346.8
Other non-labour liabilities for exit plans	9.2	–	(0.3)	–	–	8.9

Total restructuring liability	367.4	–	(17.0)	4.4	0.9	355.7

Environmental remediation program	94.8	–	(1.5)	–	0.5	93.8

Total restructuring and environmental remediation liability	$462.2	–	(18.5)	4.4	1.4	$449.5

Three months ended March 31, 2003

	Opening					Closing
	balance				Foreign	balance
(in millions)	Jan. 1			Amortization	exchange	Mar. 31
	2003	Accrued	Payments	of discount	impact	2003

Total restructuring and environmental remediation liability	$441.8	–	(22.1)	3.4	(8.0)	$415.1

Amortization of Discount is charged to income as “Other Charges” and “Purchased Services and Other”.

6	Asset retirement obligations

The Company recorded two liabilities related to asset retirement obligations (“ARO”) totalling $31.6 million as at January 1, 2004. The liabilities were discounted at 6.25%.

The accretion expense related to these AROs in the first quarter is $0.5 million, increasing the ARO liability to $32.1 million. This accretion expense is included in “Depreciation and Amortization” on the Statement of Consolidated Income.

Upon the ultimate retirement of grain-dependent branch lines the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability is $60.7 million, which, when present valued, is $31.2 million as at March 31, 2004. The payments are expected to be made in 2004 – 2054.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(unaudited)

6	Asset retirement obligations (continued)

The Company also has a liability on a joint facility that will have to be settled based on a proportion of use during the life of the asset. The current estimate of the obligation is $13.3 million, which, when present valued, is $0.9 million as at March 31, 2004. For purposes of estimating this liability, the payment related to the retirement of the joint facility is estimated to be in 40 years.

7	Issuance of long-term debt

During the quarter, CPR issued 5.41% Senior Secured Notes, maturing 2024, for US$145.0 million to finance the purchase of locomotives. The Notes are secured by specific locomotive units. Equal blended semi-annual payments of principal and interest of US$5.3 million are due on March 3 and September 3 of each year, up to and including September 3, 2023. Final payment of the remaining interest and principal will be made on March 3, 2024.

8	Earnings per share

At March 31, 2004, the number of shares outstanding was 158.7 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months
	ended March 31
	2004	2003
		Restated –
(in millions)		Note 2

Weighted average shares outstanding	158.7	158.5
Dilutive effect of stock options	0.6	0.5

Weighted average diluted shares outstanding	159.3	159.0

(in dollars)

Basic earnings per share	$0.15	$0.64
Diluted earnings per share	$0.15	$0.64

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(unaudited)

9	Stock-based compensation

In 2004, under CPR’s stock option plans, the Company issued 1,741,400 options to purchase Common Shares at the weighted average price of $32.50 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 555,700 SARs were issued at the weighted average exercise price of $32.50.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

The following is a summary of the Company’s fixed stock option plan as of March 31:

	2004		2003
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	6,226,674	$28.20	4,873,791	$26.61
New options granted	1,741,400	32.50	1,586,980	31.45
Exercised	(33,127)	14.01	(1,100)	10.49
Forfeited/cancelled	(16,175)	29.04	(8,174)	25.90
Expired	–	–	–	–

Outstanding, March 31	7,918,772	$29.21	6,451,497	$27.80

Options exercisable at March 31	1,332,880	$23.84	825,052	$16.32

In the fourth quarter of 2003, CPR prospectively adopted the fair value-based approach to accounting for stock-based compensation for options issued for years beginning in 2003. Beginning in 2003, compensation expense is recognized for stock options over their vesting period based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months
		ended March 31
		2004	2003
			Restated –
			see Note 2

Net income (in millions)	As reported	$23.5	$101.9
	Pro forma	$22.9	$101.6

(in dollars)
Basic earnings per share	As reported	$0.15	$0.64
	Pro forma	$0.14	$0.64

Diluted earnings per share	As reported	$0.15	$0.64
	Pro forma	$0.14	$0.64

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(unaudited)

9	Stock-based compensation (continued)

Under the fair value method, the fair value of options at the grant date is $9.5 million for options issued in the first quarter of 2004 (first quarter of 2003 – $9.1 million). The weighted average fair value assumptions were approximately:

	For the three months
	ended March 31
	2004	2003

Expected option life (years)	4.50	4.50
Risk-free interest rate	4.15%	4.15%
Expected stock price volatility	28%	30%
Expected annual dividends per share	$0.50	$0.50
Weighted average fair value of options granted during the year	$8.04	$8.58

10	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2004, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

The Company is investigating environmental contamination at an owned property in the United States that had been leased to third parties. The costs of remediation at this site cannot be reasonably estimated at this time but could be material. The Company believes that the environmental condition was substantially caused by the former lessees and not by the Company. The Company has filed a claim against the former lessees seeking to recover all or substantially all of the costs of remediation.

Capital commitments
At March 31, 2004, CPR had multi-year capital commitments of $499.0 million, mainly for locomotive overhaul agreements, in the form of signed contracts or letters of intent. Payments for these commitments are due in 2004 through 2018.

Operating lease commitments
At March 31, 2004, minimum payments under operating leases were estimated at $423.3 million in aggregate, with annual payments in each of the next 5 years of: remainder of 2004 – $84.6 million; 2005 – $97.7 million; 2006 – $70.4 million; 2007 – $50.6 million; 2008 – $31.1 million.

Guarantees The Company has residual value guarantees on operating lease commitments of $81.4 million at March 31, 2004.

The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At March 31, 2004, these accruals amounted to $10.0 million.

11	Reclassification

Certain prior year’s figures have been reclassified to conform with the presentation adopted in 2004.

Summary of Rail Data

	First Quarter
	2004	2003 (1)	Variance	%

Financial (millions, except per share data)
Revenues
Freight	$853.7	$834.9	$18.8	2.3
Other	32.9	43.9	(11.0)	(25.1)

	886.6	878.8	7.8	0.9

Operating expenses
Compensation and benefits	309.0	286.9	22.1	7.7
Fuel	99.7	105.6	(5.9)	(5.6)
Materials	53.8	50.3	3.5	7.0
Equipment rents	58.6	66.9	(8.3)	(12.4)
Depreciation and amortization	99.6	90.7	8.9	9.8
Purchased services and other	149.9	160.5	(10.6)	(6.6)

	770.6	760.9	9.7	1.3

Operating income	116.0	117.9	(1.9)	(1.6)
Other charges	4.6	4.5	0.1	2.2
Interest expense	54.0	58.3	(4.3)	(7.4)
Income tax expense before foreign exchange gains (losses) on long-term debt (2)	19.6	17.8	1.8	10.1

Income before foreign exchange gains (losses) on long-term debt (2)	37.8	37.3	0.5	1.3

Foreign exchange gains (losses) on long-term debt (FX on LTD)
FX on LTD	(13.3)	70.8	(84.1)	–
Income tax on FX on LTD	(1.0)	(6.2)	5.2	–

FX on LTD (net of tax)	(14.3)	64.6	(78.9)	–

Net income	$23.5	$101.9	($78.4)	(76.9)

Earnings per share (EPS)
Basic earnings per share	$0.15	$0.64	($0.49)	(76.6)
Diluted earnings per share	$0.15	$0.64	($0.49)	(76.6)

EPS before FX on LTD
Basic earnings per share	$0.24	$0.23	$0.01	4.3
Diluted earnings per share	$0.24	$0.23	$0.01	4.3
Weighted average number of shares outstanding (millions)	158.7	158.5	0.2	0.1
Operating ratio (2) (3) (%)	86.9	86.6	0.3	–
ROCE before FX on LTD (after tax) (2) (3) (%)	7.1	8.3	(1.2)	–
Net debt to net debt plus equity (%)	47.5	46.5	1.0	–

EBIT before FX on LTD (2) (3) (millions)	$111.4	$113.4	($2.0)	(1.8)
EBITDA before FX on LTD (2) (3) (millions)	$211.0	$204.1	$6.9	3.4

(1)	The 2003 financial data has been restated for Stock Option Accounting and Asset Retirement Obligations (ARO) accounting changes.
(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.
(3)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

Summary of Rail Data (Page 2)

	First Quarter
	2004	2003	Variance	%

Commodity Data

Freight Revenues (millions)
- Grain	$135.0	$129.0	$6.0	4.7
- Coal	115.3	103.7	11.6	11.2
- Sulphur and fertilizers	111.2	110.1	1.1	1.0
- Forest products	73.4	86.5	(13.1)	(15.1)
- Industrial products	101.6	103.2	(1.6)	(1.6)
- Automotive	71.3	83.4	(12.1)	(14.5)
- Intermodal	245.9	219.0	26.9	12.3

Total Freight Revenues	$853.7	$834.9	$18.8	2.3

Millions of Revenue Ton-Miles (RTM)
- Grain	5,562	4,857	705	14.5
- Coal	5,732	4,972	760	15.3
- Sulphur and fertilizers	4,951	4,701	250	5.3
- Forest products	2,495	2,747	(252)	(9.2)
- Industrial products	3,467	3,258	209	6.4
- Automotive	552	688	(136)	(19.8)
- Intermodal	6,713	5,580	1,133	20.3

Total RTMs	29,472	26,803	2,669	10.0

Freight Revenue per RTM (cents)
- Grain	2.43	2.66	(0.23)	(8.6)
- Coal	2.01	2.09	(0.08)	(3.8)
- Sulphur and fertilizers	2.25	2.34	(0.09)	(3.8)
- Forest products	2.94	3.15	(0.21)	(6.7)
- Industrial products	2.93	3.17	(0.24)	(7.6)
- Automotive	12.92	12.12	0.80	6.6
- Intermodal	3.66	3.92	(0.26)	(6.6)
Freight Revenue per RTM	2.90	3.11	(0.21)	(6.8)

Carloads (thousands)
- Grain	71.8	64.9	6.9	10.6
- Coal	95.7	82.1	13.6	16.6
- Sulphur and fertilizers	50.6	48.0	2.6	5.4
- Forest products	39.5	42.6	(3.1)	(7.3)
- Industrial products	70.5	66.5	4.0	6.0
- Automotive	43.3	45.8	(2.5)	(5.5)
- Intermodal	285.3	243.3	42.0	17.3

Total Carloads	656.7	593.2	63.5	10.7

Freight Revenue per Carload
- Grain	$1,880	$1,988	($108)	(5.4)
- Coal	1,205	1,263	(58)	(4.6)
- Sulphur and fertilizers	2,198	2,294	(96)	(4.2)
- Forest products	1,858	2,031	(173)	(8.5)
- Industrial products	1,441	1,552	(111)	(7.2)
- Automotive	1,647	1,821	(174)	(9.6)
- Intermodal	862	900	(38)	(4.2)
Freight Revenue per Carload	$1,300	$1,407	($107)	(7.6)

Summary of Rail Data (Page 3)

	First Quarter
	2004	2003 (1)	Variance	%

Operations and Productivity

Freight gross ton-miles (GTM) (millions)	55,379	51,714	3,665	7.1

Revenue ton-miles (RTM) (millions)	29,472	26,803	2,669	10.0

Train-miles (thousands)	9,844	9,800	44	0.4

Freight revenue per RTM (cents)	2.90	3.11	(0.21)	(6.8)

Total operating expenses per RTM (cents)	2.61	2.84	(0.23)	(8.1)

Total operating expenses per GTM (cents)	1.39	1.47	(0.08)	(5.4)

Total operating expenses per train-mile (dollars)	78.28	77.64	0.64	0.8

Number of active employees at end of period	15,467	15,598	(131)	(0.8)

Average number of active employees	15,267	15,359	(92)	(0.6)

Miles of road operated at end of period (2)	13,848	13,898	(50)	(0.4)

GTMs per average active employee (000)	3,627	3,367	260	7.7

GTMs per mile of road operated (2) (000)	3,999	3,721	278	7.5

GTMs per active locomotive per day (000)	641	628	13	2.1

Average train weights (tons)	5,626	5,277	349	6.6

Average train length (feet)	4,054	3,907	147	3.8

Average train speed (mph)	23.4	25.6	(2.2)	(8.6)

On-line car-miles per car-day (3)	144	137	7	5.1

U.S. gallons of fuel per 1,000 GTMs	1.30	1.34	(0.04)	(3.0)

Average fuel price excluding provincial fuel taxes

(U.S. dollar per U.S. gallon)	0.96	0.89	0.07	7.9

Diesel fuel consumed – freight & yard

(million U.S. gallons)	72.0	69.5	2.5	3.6

FRA personal injuries per 200,000 employee-hours	3.2	3.2	–	–

FRA train accidents per million train-miles	2.2	1.8	0.4	22.2

(1)	The 2003 financial data has been restated for Stock Option Accounting and Asset Retirement Obligations (ARO) accounting changes.
(2)	Excludes track on which CPR has haulage rights.
(3)	The 2003 measure has been restated to conform with presentation adopted in 2004.

Statement of Consolidated Income
Restated for Asset Retirement Obligations (ARO)
(in millions, except per share data)

				2002

	1999	2000	2001	Q1	Q2	Q3	Q4	Year

Revenues
Freight	$3,323.6	$3,460.1	$3,496.7	$839.8	$873.0	$871.9	$887.2	$3,471.9
Other	172.8	195.0	201.9	35.6	49.5	45.4	63.2	193.7

	3,496.4	3,655.1	3,698.6	875.4	922.5	917.3	950.4	3,665.6

Operating expenses (1)
Compensation and benefits	1,182.0	1,157.0	1,133.0	290.4	280.7	288.5	283.7	1,143.3
Fuel	279.4	409.8	403.5	83.6	90.7	85.3	98.7	358.3
Materials	201.1	215.3	182.5	48.8	41.3	41.5	37.1	168.7
Equipment rents	271.1	267.0	275.0	64.5	70.0	58.3	62.6	255.4
Depreciation and amortization	287.2	298.9	326.4	85.8	82.5	86.6	85.3	340.2
Purchased services and other	525.9	472.4	550.1	126.3	141.5	139.0	148.8	555.6

	2,746.7	2,820.4	2,870.5	699.4	706.7	699.2	716.2	2,821.5

Operating income before other specified items	749.7	834.7	828.1	176.0	215.8	218.1	234.2	844.1
Other charges (income)	21.8	21.0	26.4	12.7	(5.2)	6.7	7.6	21.8
Interest expense	136.6	167.0	209.6	64.3	61.8	58.6	57.5	242.2
Income tax expense before foreign exchange gains (losses) on long-term debt and other specified items (2)	229.6	242.4	223.3	31.1	50.3	48.1	51.7	181.2

Income before foreign exchange gains (losses) on long-term debt and other specified items (2)	361.7	404.3	368.8	67.9	108.9	104.7	117.4	398.9

Foreign exchange gains (losses) on long-term debt (FX on LTD)
FX on LTD	39.6	(32.1)	(58.2)	(3.7)	57.9	(46.9)	6.1	13.4
Income tax on FX on LTD	(2.1)	(7.1)	10.0	0.2	(0.3)	3.9	(0.5)	3.3

FX on LTD (net of tax)	37.5	(39.2)	(48.2)	(3.5)	57.6	(43.0)	5.6	16.7

Other specified items
Special charges for labour restructuring and asset impairment	—	—	—	—	—	—	—	—
Loss on transfer of assets to outsourcing firm	—	—	—	—	—	—	—	—
Spin-off related and incentive compensation charges	—	—	(24.5)	—	—	—	—	—
Bridge financing fee related to spin-off	—	—	(17.2)	—	—	—	—	—
Restructuring, environmental and Y2K charges	(500.6)	—	—	—	—	—	—	—
Income tax on other specified items	199.1	—	18.1	—	—	—	—	—

Other specified items (net of tax)	(301.5)	—	(23.6)	—	—	—	—	—
Revaluation of future income taxes	—	—	—	—	—	—	—	—
Provincial tax rate reductions and impact of amalgamation of the St. Lawrence & Hudson Railway Company	—	—	64.0	—	—	—	—	—
Ontario tax rate change effect on future income tax liability	—	—	—	—	—	—	—	—
Reduction of future tax liability due to decreased Canadian
Federal income tax rates	—	131.7	—	—	—	—	—	—
Income tax settlement related to prior years	—	—	—	72.0	—	—	—	72.0

Net income	$97.7	$496.8	$361.0	$136.4	$166.5	$61.7	$123.0	$487.6

Earnings per share (EPS)
Basic earnings per share	$0.62	$3.14	$2.28	$0.86	$1.05	$0.39	$0.78	$3.08
Diluted earnings per share	$0.62	$3.13	$2.27	$0.86	$1.04	$0.39	$0.77	$3.06

EPS before FX on LTD and other specified items
Basic earnings per share	$2.29	$2.55	$2.33	$0.43	$0.69	$0.66	$0.74	$2.52
Diluted earnings per share	$2.28	$2.55	$2.32	$0.43	$0.68	$0.66	$0.74	$2.50
Weighted average number of shares outstanding (millions)	158.3	158.3	158.3	158.4	158.4	158.5	158.5	158.5
Operating ratio before other specified items (2) (3) (%)	78.6	77.2	77.6	79.9	76.6	76.2	75.4	77.0
ROCE before FX on LTD & other spec items (after tax) (2) (3)(%)	8.9	9.4	8.5	8.6	9.0	9.1	9.0	9.0
Net debt to net debt plus equity (%)	41.2	39.1	51.8	51.5	49.0	49.7	47.4	47.4
EBIT before FX on LTD & other specified items (2) (3) (millions)	$727.9	$813.7	$801.7	$163.3	$221.0	$211.4	$226.6	$822.3
EBITDA before FX on LTD & other specified items (2) (3) (millions)	$1,015.1	$1,112.6	$1,128.1	$249.1	$303.5	$298.0	$311.9	$1,162.5

(1)	Before other specified items.
(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.
(3)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

Statement of Consolidated Income
Restated for Asset Retirement Obligations (ARO)
(in millions, except per share data)

	2003					2004

	Q1	Q2	Q3	Q4	Year	Q1

Revenues
Freight	$834.9	$874.8	$866.0	$903.6	$3,479.3	$853.7
Other	43.9	39.3	38.3	59.9	181.4	32.9

	878.8	914.1	904.3	963.5	3,660.7	886.6

Operating expenses (1)
Compensation and benefits	286.9	281.6	289.5	305.9	1,163.9	309.0
Fuel	105.6	105.4	84.5	98.1	393.6	99.7
Materials	50.3	47.7	39.9	41.3	179.2	53.8
Equipment rents	66.9	63.2	53.8	54.7	238.6	58.6
Depreciation and amortization	90.7	90.9	93.8	96.9	372.3	99.6
Purchased services and other	160.5	139.4	139.2	144.5	583.6	149.9

	760.9	728.2	700.7	741.4	2,931.2	770.6

Operating income before other specified items	117.9	185.9	203.6	222.1	729.5	116.0
Other charges (income)	4.5	8.2	7.4	13.4	33.5	4.6
Interest expense	58.3	53.9	56.2	50.3	218.7	54.0
Income tax expense before foreign exchange gains (losses) on long-term debt and other specified items (2)	17.8	39.9	44.9	44.7	147.3	19.6

Income before foreign exchange gains (losses) on long-term debt and other specified items (2)	37.3	83.9	95.1	113.7	330.0	37.8

Foreign exchange gains (losses) on long-term debt (FX on LTD)
FX on LTD	70.8	98.3	(3.9)	44.3	209.5	(13.3)
Income tax on FX on LTD	(6.2)	(6.7)	0.1	27.7	14.9	(1.0)

FX on LTD (net of tax)	64.6	91.6	(3.8)	72.0	224.4	(14.3)

Other specified items
Special charges for labour restructuring and asset impairment	—	(215.1)	—	—	(215.1)	—
Loss on transfer of assets to outsourcing firm	—	—	—	(28.9)	(28.9)	—
Spin-off related and incentive compensation changes	—	—	—	—	—	—
Bridge financing fee related to spin-off	—	—	—	—	—	—
Restructuring, environmental and Y2K changes	—	—	—	—	—	—
Income tax on other specified items	—	73.7	—	10.5	84.2	—

Other specified items (net of tax)	—	(141.4)	—	(18.4)	(159.8)	—
Revaluation of future income taxes	—	—	—	59.3	59.3	—
Provincial tax rate reductions and impact of amalgamation of the St. Lawrence & Hudson Railway Company	—	—	—	—	—	—
Ontario tax rate change effect on future income tax liability	—	—	—	(52.7)	(52.7)	—
Reduction of future tax liability due to decreased Canadian
Federal income tax rates	—	—	—	—	—	—
Income tax settlement related to prior years	—	—	—	—	—	—

Net income	$101.9	$34.1	$91.3	$173.9	$401.2	$23.5

Earnings per share (EPS)
Basic earnings per share	$0.64	$0.22	$0.57	$1.10	$2.53	$0.15
Diluted earnings per share	$0.64	$0.22	$0.57	$1.09	$2.52	$0.15

EPS before FX on LTD and other specified items
Basic earnings per share	$0.23	$0.53	$0.60	$0.72	$2.08	$0.24
Diluted earnings per share	$0.23	$0.53	$0.60	$0.71	$2.07	$0.24
Weighted average number of shares outstanding (millions)	158.5	158.5	158.6	158.6	158.5	158.7
Operating ratio before other specified items (2) (3) (%)	86.6	79.7	77.5	76.9	80.1	86.9
ROCE before FX on LTD & other spec items (after tax) (2) (3) (%)	8.3	7.8	7.4	7.2	7.2	7.1
Net debt to net debt plus equity (%)	46.5	46.9	46.7	46.9	46.9	47.5
EBIT before FX on LTD & other specified items (2) (3) (millions)	$113.4	$177.7	$196.2	$208.7	$696.0	$111.4
EBITDA before FX on LTD & other specified items (2) (3) (millions)	$204.1	$268.6	$290.0	$305.6	$1,068.3	$211.0

(1)	Before other specified items.
(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.
(3)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

Consolidated Balance Sheet
Restated for Asset Retirement Obligations (ARO)
(in millions)

				2002

	1999	2000	2001	Q1	Q2	Q3	Q4

Assets
Current assets
Cash and short-term investments	$54.7	$120.3	$556.9	$502.1	$320.6	$127.9	$284.9
Accounts receivable	503.8	495.3	464.1	523.0	457.8	515.7	443.0
Materials and supplies	176.1	131.0	102.3	121.7	125.2	122.3	108.9
Future income taxes	58.8	82.8	92.2	91.3	91.7	92.2	72.5

	793.4	829.4	1,215.5	1,238.1	995.3	858.1	909.3
Investments	139.3	105.2	94.9	93.8	91.4	92.9	92.2
Net properties	7,107.9	7,413.0	7,949.9	7,921.4	7,887.8	8,067.7	8,152.8
Other assets and deferred charges	240.3	334.3	415.2	478.7	503.1	510.4	510.0

Total assets	$8,280.9	$8,681.9	$9.675.5	$9,732.0	$9,477.6	$9,529.1	$9,664.3

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$14.7	$—	$—	$—	$204.7	$20.0	$—
Accounts payable and accrued liabilities	1,118.0	1,001.5	1,004.6	993.0	930.9	976.5	984.2
Income and other taxes payable	111.0	158.1	103.4	31.2	27.4	19.7	92.6
Dividends payable on Common Shares	—	—	20.2	20.2	20.2	20.2	20.2
Long-term debt maturing within one year	0.9	3.1	38.2	453.2	414.7	403.1	400.8

	1,244.6	1,162.7	1,166.4	1,497.6	1,597.9	1,439.5	1,497.8
Deferred liabilities	932.0	845.0	772.5	770.5	735.8	725.0	684.1
Long-term debt	1,646.0	2,276.3	3,709.0	3,314.5	2,805.5	2,935.9	2,922.1
Advances from former affiliates	529.3	50.0	—	—	—	—	—
Future income taxes	882.6	911.6	1,064.8	1,072.1	1,113.0	1,163.3	1,192.0

Shareholders’ equity
Common Shares	1,812.5	1,812.5	1,114.1	1,114.5	1,115.4	1,116.0	1,116.1
Contributed surplus	297.9	299.4	291.1	291.1	291.1	291.1	291.1
Foreign currency translation adjustments	71.5	88.6	130.9	128.8	129.8	127.7	127.7
Retained income	864.5	1,235.8	1,426.7	1,542.9	1,689.1	1,730.6	1,833.4

	3,046.4	3,436.3	2,962.8	3,077.3	3,225.4	3,265.4	3,368.3

Total liabilities and shareholders’ equity	$8,280.9	$8,681.9	$9,675.5	$9,732.0	$9,477.6	$9,529.1	$9,664.3

Consolidated Balance Sheet
Restated for Asset Retirement Obligations (ARO)
(in millions)

	2003				2004

	Q1	Q2	Q3	Q4	Q1

Assets
Current assets
Cash and short-term investments	$505.7	$49.8	$360.0	$134.7	$260.8
Accounts receivable	446.7	401.4	446.9	395.7	435.8
Materials and supplies	121.4	121.6	108.4	106.4	135.3
Future income taxes	66.5	72.8	89.1	87.4	87.2

	1,140.3	645.6	1,004.4	724.2	919.1

Investments	92.4	100.3	100.0	105.6	108.2
Net properties	8,103.9	8,148.3	8,264.1	8,219.6	8,302.3
Other assets and deferred charges	530.2	531.2	562.1	907.3	911.1

Total assets	$9,866.8	$9,425.4	$9,930.6	$9,956.7	$10,240.7

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$—	$6.7	$—	$—	$—
Accounts payable and accrued liabilities	935.3	910.2	948.3	907.0	946.3
Income and other taxes payable	49.2	15.9	20.0	13.5	21.7
Dividends payable on Common Shares	20.2	20.2	20.2	20.2	20.2
Long-term debt maturing within one year	374.2	10.1	10.2	13.9	16.8

	1,378.9	963.1	998.7	954.6	1,005.0

Deferred liabilities	672.4	697.9	685.4	702.8	711.6
Long-term debt	3,125.5	3,095.6	3,447.1	3,348.9	3,555.2
Advances from former affiliates	—	—	—	—	—
Future income taxes	1,241.5	1,207.1	1,265.0	1,295.8	1,306.2

Shareholders’ equity
Common shares	1,116.1	1,116.3	1,116.8	1,118.1	1,118.5
Contributed surplus	291.5	292.7	293.6	294.6	296.0
Foreign currency translation adjustments	125.8	123.7	123.8	88.0	91.0
Retained income	1,915.1	1,929.0	2,000.2	2,153.9	2,157.2

	3,448.5	3,461.7	3,534.4	3,654.6	3,662.7

Total liabilities and shareholders’ equity	$9,866.8	$9,425.4	$9,930.6	$9,956.7	$10,240.7

Statement of Consolidated Cash Flows
Restated for Asset Retirement Obligations (ARO)
(in millions)

				2002

	1999	2000	2001	Q1	Q2	Q3	Q4	Year

Operating activities
Net income	$97.7	$496.8	$361.0	$136.4	$166.5	$61.7	$123.0	$487.6
Add (deduct) items not affecting cash:
Depreciation and amortization	287.2	298.9	326.4	85.8	82.5	86.6	85.3	340.2
Future income taxes	16.6	106.6	129.4	(43.5)	48.3	41.7	48.5	95.0
Restructuring and impairment charge	472.2	—	—	—	—	—	—	—
Foreign exchange losses (gains) on long-term debt	(39.6)	32.1	58.2	3.7	(57.9)	46.9	(6.1)	(13.4)
Amortization of deferred charges	18.9	26.2	26.7	5.5	3.1	5.3	5.4	19.3
Other	(9.4)	(1.3)	(5.5)	(5.5)	(1.7)	—	6.4	(0.8)

	843.6	959.3	896.2	182.4	240.8	242.2	262.5	927.9

Restructuring payments	(140.3)	(163.1)	(132.4)	(26.4)	(27.2)	(26.1)	(39.6)	(119.3)
Other operating activities, net	(6.4)	(129.7)	(28.2)	(25.2)	(42.7)	6.7	16.2	(45.0)
Change in non-cash working capital related to operations	(41.9)	(6.2)	2.0	(100.6)	(2.8)	(23.3)	126.7	—

Cash provided by (used in) operating activities	655.0	660.3	737.6	30.2	168.1	199.5	365.8	763.6

Investing activities
Additions to properties	(1,109.8)	(586.1)	(566.4)	(60.2)	(143.8)	(183.6)	(170.9)	(558.5)
Other investments	26.3	11.3	3.8	0.9	—	0.1	3.0	4.0
Track dismantling (costs) net of proceeds from disposal of transportation properties	25.8	54.2	(6.1)	(1.3)	6.0	(0.8)	(0.5)	3.4

Cash (used in) provided by investing activities	(1,057.7)	(520.6)	(568.7)	(60.6)	(137.8)	(184.3)	(168.4)	(551.1)

Financing activities
Dividends paid on Common Shares	—	—	—	(20.2)	(20.2)	(20.2)	(20.2)	(80.8)
Dividends paid to CPL	(150.0)	(180.5)	(150.0)	—	—	—	—	—
Return of capital to CPL	—	—	(700.0)	—	—	—	—	—
Issuance of Common Shares	—	—	1.6	0.4	0.9	0.6	0.1	2.0
Net increase in short-term borrowing	—	—	—	—	206.3	(186.3)	(20.0)	—
Issuance of long-term debt	235.0	599.8	2,395.6	—	—	—	—	—
Repayment of long-term debt	(20.1)	(0.9)	(1,221.2)	(4.6)	(398.8)	(2.0)	(0.3)	(405.7)
Equity contribution to former affiliate	14.2	1.5	(8.3)	—	—	—	—	—
Advances to former affiliates	314.1	(479.3)	(50.0)	—	—	—	—	—

Cash provided by (used in) financing activities	393.2	(59.4)	267.7	(24.4)	(211.8)	(207.9)	(40.4)	(484.5)

Cash position
(Decrease) increase in cash	(9.5)	80.3	436.6	(54.8)	(181.5)	(192.7)	157.0	(272.0)
Net cash at beginning of period	49.5	40.0	120.3	556.9	502.1	320.6	127.9	556.9

Net cash at end of period	$40.0	$120.3	$556.9	$502.1	$320.6	$127.9	$284.9	$284.9

Net cash is defined as:
Cash and short-term investments	$40.0	$120.3	$556.9	$502.1	$320.6	$127.9	$284.9	$284.9

Statement of Consolidated Cash Flows
Restated for Asset Retirement Obligations (ARO)
(in millions)

	2003					2004

	Q1	Q2	Q3	Q4	Year	Q1

Operating activities
Net income	$101.9	$34.1	$91.3	$173.9	$401.2	$23.5
Add (deduct) items not affecting cash:
Depreciation and amortization	90.7	90.9	93.8	96.9	372.3	99.6
Future income taxes	21.3	(28.3)	42.0	(3.2)	31.8	16.0
Restructuring and impairment charge	—	215.1	—	—	215.1	—
Foreign exchange losses (gains) on long-term debt	(70.8)	(98.3)	3.9	(44.3)	(209.5)	13.3
Amortization of deferred charges	5.4	5.3	5.0	4.6	20.3	6.3
Other	—	—	—	—	—	—

	148.5	218.8	236.0	227.9	831.2	158.7

Restructuring payments	(22.1)	(24.1)	(25.0)	(35.8)	(107.0)	(18.5)
Other operating activities, net	(27.7)	(20.9)	1.7	(318.1)	(365.0)	(22.4)
Change in non-cash working capital related to operations	(45.0)	(73.3)	(7.9)	72.6	(53.6)	(15.2)

Cash provided by (used in) operating activities	53.7	100.5	204.8	(53.4)	305.6	102.6

Investing activities
Additions to properties	(182.3)	(168.2)	(184.7)	(151.4)	(686.6)	(140.1)
Decreases in payables resulting from additions to property	—	—	—	—	—	—
Other investments	0.9	(7.1)	(7.4)	(8.3)	(21.9)	(1.5)
Track dismantling (costs) net of proceeds from disposal of transportation properties	1.3	(0.3)	3.0	4.3	8.3	2.8

Cash (used in) provided by investing activities	(180.1)	(175.6)	(189.1)	(155.4)	(700.2)	(138.8)

Financing activities
Dividends paid on Common Shares	(20.2)	(20.2)	(20.2)	(20.2)	(80.8)	(20.2)
Dividends paid to CPL	—	—	—	—	—	—
Return of Capital to CPL	—	—	—	—	—	—
Issuance of Common Shares	—	0.2	0.5	1.3	2.0	0.4
Net increase in short-term borrowing	—	7.2	(7.2)	—	—	—
Issuance of long-term debt	371.0	—	324.8	4.0	699.8	193.7
Repayment of long-term debt	(3.6)	(368.0)	(3.4)	(1.6)	(376.6)	(11.6)
Equity contribution to former affiliate	—	—	—	—	—	—
Advances to former affiliates	—	—	—	—	—	—

Cash provided by (used in) financing activities	347.2	(380.8)	294.5	(16.5)	244.4	162.3

Cash position
Increase (decrease) in cash	220.8	(455.9)	310.2	(225.3)	(150.2)	126.1
Net cash at beginning of period	284.9	505.7	49.8	360.0	284.9	134.7

Net cash at end of period	$505.7	$49.8	$360.0	$134.7	$134.7	$260.8

Net cash is defined as:
Cash and short-term investments	$505.7	$49.8	$360.0	$134.7	$134.7	$260.8